Linkwell Corporation
1104 Jiatong Road
Jiading District
Shanghai, China 201807

October 26, 2011

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010

Re:	Linkwell Corporation

Form 10-K filed March 31, 2011 for the year ended December 31, 2010
Filed March 31, 2011
Form 10-Q filed May 16, 2011 for the quarter ended March 31, 2011
Filed May 16, 2011
Form 10-Q filed August 15, 2011 for the quarter ended June 30, 2011
Filed August 15, 2011
File No. 0-24977

Ladies and Gentlemen:

This letter from Linkwell Corporation (the “Company”) is in response to the comments of the Staff of the Securities and Exchange Commission (the “Commission”), in a letter dated October 12, 2011 from Mr. John Cash, regarding the above-referenced Form 10-K and Forms 10-Q.

Set forth below are responses to the numbered comments.  For your convenience, each response follows the sequentially numbered comment copied from your letter of October 12, 2011.

Form 10-K for the Year Ended December 31, 2010

Results of Operations, page 31

1.	In future filings disclose the reasons for significant changes in the distribution of sales to related parties and non-related parties. Please note this comment applies to all future periodic filings.

Company Response (1):

We hereby confirm that we will revise future filings to include the reasons for significant changes in the distribution of sales to related parties and non-related parties.

U.S. Securities and Exchange Commission
October 26, 2011

Liquidity and Capital Resources, page 32

2.	Please provide us, and include in future filings, your accounts receivable balances based on the following aging parameters:
•	Amounts greater than 90 days;
•	Amounts greater than 180 days;
•	Amounts greater than 270 days;
•	Amounts greater than one year
Please present amounts for related party accounts receivable separately. In addition, please provide us, and include in future filings, a specific and comprehensive discussion of the payment terms for these receivables and why you believe these amounts are still collectible.

Company Response (2):

The Company’s gross accounts receivable balances (both to third parties and related parties) for the fiscal year ended December 31, 2010, and provided based on the requested aging parameters, were as follows:

•	Accounts receivable balances for amounts greater than 90 days (but less than 180 days) were $2,686,042.
•	Accounts receivable balances for amounts greater than 180 days (but less than 270 days) were $1,680,352.
•	Accounts receivable balances for amounts greater than 270 days (but less than 360 days) were $181,512.
•	Accounts receivable balances for amounts greater than one year were $2,803,104.

Based upon a review of these outstanding gross accounts receivable balances for the fiscal year ended December 31, 2010, the Company established allowances for doubtful accounts with respect thereto in the amount of $1,550,266.

The Company’s gross accounts receivable balances from related parties for the fiscal year ended December 31, 2010, and provided based on the requested aging parameters, were as follows:

•	Accounts receivable balances for amounts greater than 90 days (but less than 180 days) were $2,269,663.
•	Accounts receivable balances for amounts greater than 180 days (but less than 270 days) were $1,569,768.
•	Accounts receivable balances for amounts greater than 270 days (but less than 360 days) were $64,512.
•	Accounts receivable balances for amounts greater than one year were $1,467,162.

U.S. Securities and Exchange Commission
October 26, 2011

Based upon a review of these outstanding gross accounts receivable balances from related parties for the fiscal year ended December 31, 2010, the Company established allowances for doubtful accounts with respect thereto in the amount of $598,034.

As is customary in the PRC, the Company extends relatively long payment terms to our customers as compared with those customary in the United States, with sales to both third parties and related parties generally requiring payment within four to six months.  For the fiscal year ended December 31, 2010, the average time of payment on accounts receivable from related parties was about nine months.  Based upon the Company’s long-standing relationship with these related parties and their respective principals, the Company believes that related party receivables are collectible.  To the best of the Company’s knowledge, there is no company-related issue with respect to any related party that might be delaying payment, nor are there any negative issues impacting our relationship with any related party.

Form 10-Q for the quarter ended March 31, 2011
Form 10-Q for the quarter ended June 30, 2011

Exhibits 31.1 and 31.2

3.
We note that your certifications included in your Form 10-K and Form 10-Q filings for the periods ended December 31, 2010, March 31, 2011 and June 30, 2011, respectively, omit the introductory language in paragraph 4 referring to internal control over financial reporting as required by Item 601(b)(31) of Regulation S-K. We also note you continue to refer to “The small business issuer . . .” in the third, fourth and fifth paragraphs which does not comply with Item 601(b)(31) of Regulation S-K. In this regard, please amend your above mentioned Form 10-K and 10-Q filings to include the aforementioned language in your certifications.

Company Response (3):

We have amended our Form 10-K for the fiscal year ended December 31, 2011, Form 10-Q for the quarter ended March 31, 2011, and Form 10-Q for the quarter ended June 30, 2011 to include the certification language set forth in Item 601(b)(31) of Regulation S-K.

In connection with our Responses to your letter, Linkwell Corporation acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in Response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission
October 26, 2011

This letter responds to all comments contained in Mr. Cash’s letter of October 12, 2011.  If you have any questions, please do not hesitate to contact our attorney Donald J. Ellis at (617) 345-3719.

Very truly yours,

Linkwell Corporation

By:	/s/ Xuelian Bian
Xuelian Bian
Chief Executive Officer

cc:	Mr. John Cash
Donald J. Ellis, Esq. (Burns & Levinson LLP)